

March 16, 2011

Mr. Kin Kwong (Peter) Mak
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: **A-Power Energy Generation Systems, LTD.**
            Form 20-F for the year ended December 31, 2009
            File No. 1-33820

Dear Mr. Mak:

We have reviewed your response to our comment letter dated January 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 59
Revenue Recognition, page 59

1. We note your response to our prior comment one. Please tell us what consideration you have to revising your disclosures in future filings to more fully discuss your revenue recognition policy. In addition, while we note your statement that you were unable to find other domestic vendors that manufacture and sell similar sized wind turbines in China, please tell us what consideration you gave to the impact of international competitors as well as the impact of wind turbines other than the 2.7MW in determining your best estimate of selling price. Finally, to the extent that you obtain more information regarding wind turbine sales, you may need to reassess your revenue recognition policy to determine if the use of vendor specific objective evidence or third party evidence is more appropriate.

<u>Consolidated Statements of Cash Flows, page F-7</u>

2. We have reviewed your response to our prior comment two. We note that you are required to deposit RMB to obtain Euro from the banks. Given that these transactions are interrelated, it is unclear to us why you have not classified changes in your restricted cash as a financing activity. Please tell us what consideration you have given to revising your cash flow presentation in future filings and to revising future disclosures to more fully explain the transaction.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief